================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


        /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

        / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 0-14190................................................

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                              5929 COLLEGE AVENUE
                               OAKLAND, CA 94618

================================================================================

                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 DREYER'S GRAND ICE CREAM, INC.
                                 SAVINGS PLAN

Date:  November 10, 1994         By: /s/ William C. Collett
                                     ------------------------------------
                                     William C. Collett
                                 Member of Dreyer's Grand Ice Cream, Inc.
                                 Savings Plan Administrative Committee,
                                 as Plan Administrator





                                 By: /s/ Jeffrey R. Shields
                                     ------------------------------------
                                     Jeffrey R. Shields
                                 Member of Dreyer's Grand Ice Cream, Inc.
                                 Savings Plan Administrative Committee,
                                 as Plan Administrator

Dreyer's Grand
Ice Cream, Inc.
Savings Plan
Financial Statements and Additional Information at December 31, 1993 and 1992
and for the year ended December 31, 1993

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
- - - --------------------------------------------------------------------------------


                                                                     Page

REPORT OF INDEPENDENT ACCOUNTANTS                                    1-2


FINANCIAL STATEMENTS:


  Statement of Net Assets Available for Plan Benefits, with Fund
    Information, at December 31, 1993 and 1992                       3-4


  Statement of Changes in Net Assets Available for Plan Benefits,
    with Fund Information, for the year ended December 31, 1993       5


  Notes to Financial Statements                                      6-9



ADDITIONAL INFORMATION:


  Schedule I - Assets Held for Investment at December 31, 1993      10-16


  Schedule V - Series of Transactions During the Year Ended
    December 31, 1993 in Excess of 5% of the Current Value of
    Plan Assets at January 1, 1993                                   17


Note: Schedules II, III and IV are not presented, as they are not applicable.

                       Report of Independent Accountants



To the Participants and Administrative
Committee of the
Dreyer's Grand Ice Cream, Inc.
Savings Plan


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated September 26, 1994, we were unable to, and did not, express an opinion on the 1993 and 1992 financial statements because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the Plan's investment information certified by the Plan's trustee and summarized in Note 3 of those financial statements. Subsequently, the plan administrator instructed us to perform, and we did perform, an audit of the accompanying financial statements in accordance with generally accepted auditing standards and, accordingly, we are now able to express an opinion on these financial statements.


In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

To the Participants and Administrative
Committee of the
Dreyer's Grand Ice Cream, Inc.
Savings Plan
Page 2


Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
_____________________
PRICE WATERHOUSE LLP

San Francisco, California
November 9, 1994

Dreyer's Grand Ice Cream, Inc. Savings Plan


Statement of Net Assets Available for Plan Benefits, with Fund Information, at
December 31, 1993
- - - -----------------------------------------------------------------------------------------------------
                                   Low Risk      Balanced      Equity          Loan
                                     Fund          Fund         Fund           Fund
                                  Information   Information  Information    Information       Total
ASSETS

Investments at fair value:
   Corporate debt instruments                   $  650,928    $  745,020                  $ 1,395,948
   Common stock                   $  500,894     1,955,912     4,969,650                    7,426,456
   Interest in pooled funds        2,205,100       202,800       193,200                    2,601,100
   U.S. government securities        826,791     1,329,911       720,554                    2,877,256
   Participant loans                                                         $605,772         605,772
                                  ----------    ----------    ----------     --------     -----------
                                   3,532,785     4,139,551     6,628,424      605,772      14,906,532



Contributions receivable:
   Employee                           32,383        42,468        54,658                      129,509
   Employer                          186,051       227,080       393,408                      806,539
Other receivables                     22,524                                                   22,524
Cash                                      78            43            66                          187
                                  ----------    ----------    ----------     --------     -----------
                                   3,773,821     4,409,142     7,076,556      605,772      15,865,291


LIABILITIES

Other liabilities                                   (8,444)      (14,080)                     (22,524)
                                  ----------    ----------    ----------     --------     -----------

Net assets available for
  Plan benefits                   $3,773,821    $4,400,698    $7,062,476     $605,772     $15,842,767
                                  ==========    ==========    ==========     ========     ===========





                See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1992
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                            Low Risk            Balanced           Equity               Loan
                                              Fund                Fund               Fund                Fund
                                           Information         Information        Information         Information       Total
ASSETS
Investments at fair value:
  Corporate debt instruments                                   $  351,770          $  403,281                         $   755,051
  Common stock                             $  470,038           1,957,068           3,582,200                           6,009,306
  Interest in pooled funds                  1,376,800             143,600             132,300                           1,652,700
  U.S. government securities                  973,860           1,176,054             769,442                           2,919,356
  Participant loans                                                                                  $446,069             446,069
                                           ----------          ----------          ----------        --------         -----------
                                            2,820,698           3,628,492           4,887,223         446,069          11,782,482

Contributions receivable:
  Employee                                     29,428              35,001              48,548                             112,977
  Employer                                    173,397             191,823             310,961                             676,181
Other receivables                             179,782               3,053               7,871                             190,706
Cash                                              131                  65                  78                                 274
                                           ----------          ----------          ----------        --------         -----------
                                            3,203,436           3,858,434           5,254,681         446,069          12,762,620

LIABILITIES

Other liabilities                                                  73,346              39,605          11,432             124,383
                                           ----------          ----------          ----------        --------         -----------

Net assets available for
  Plan benefits                            $3,203,436          $3,785,088          $5,215,076        $434,637         $12,638,237
                                           ==========          ==========          ==========        ========         ===========





                See accompanying notes to financial statements.

Dreyer's Grand Ice Cream, Inc. Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Year Ended December 31, 1993
- - - ------------------------------------------------------------------------------------------------------------------------------------

                                             Low Risk           Balanced             Equity                Loan
                                               Fund               Fund                Fund                 Fund
                                            Information        Information        Information          Information       Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Interest                                  $  121,350        $  122,370           $  110,722             $ 40,576        $  395,018
  Dividends                                      9,889            38,570               86,915                                135,374
  Realized and unrealized
   gains (losses)                              (20,322)           (7,642)              57,774                                 29,810
                                            ----------        ----------           ----------             --------        ----------
                                               110,917           153,298              255,411               40,576           560,202
Contributions:
  Employee                                     638,271           776,195            1,246,636                              2,661,102
  Employer                                     186,051           227,080              393,408                                806,539
  Employee rollovers from
   other qualified plans                       239,156            47,700               43,109                                329,965
                                            ----------        ----------           ----------             --------        ----------
      Total additions                        1,174,395         1,204,273            1,938,564               40,576         4,357,808
                                            ----------        ----------           ----------             --------        ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefit payments                              326,352           330,133              353,165                              1,009,650
 Administrative expenses                        33,718            47,982               61,928                                143,628
                                            ----------        ----------           ----------             --------       -----------
   Total deduction                             360,070           378,115              415,093                              1,153,278
                                            ----------        ----------           ----------             --------       -----------
Net increase                                   814,325           826,158            1,523,471               40,576         3,204,530


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                            3,203,436         3,785,088            5,215,076              434,637        12,638,237
Transfers                                     (243,940)         (210,548)             323,929              130,559
                                            ----------        ----------           ----------             --------       -----------

End of year                                 $3,773,821        $4,400,698           $7,062,476             $605,772       $15,842,767
                                            ==========        ==========           ==========             ========       ===========





                See accompanying notes to financial statements.

Dreyer's Grand Ice Cream, Inc. Savings Plan

Notes to Financial Statements
- - - --------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL
     The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). The Plan is administered by the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee (the Committee) and all investments and cash are held by Imperial Trust Company (the Trustee). The Wyatt Company provides record keeping and consultation services and an investment manager provides investment advisory services. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ELIGIBILITY
     Individuals who are not employed under the terms of a collective bargaining agreement are eligible to participate in the Plan on the next "entry date" following their commencement date of employment. The entry dates defined by the Plan are January 1 and July 1 of each calendar year.

     EMPLOYEE CONTRIBUTIONS
     In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

     EMPLOYER CONTRIBUTIONS
     The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten years of service or more as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who was employed by the Company during the Plan year or who retired, died or was disabled during the Plan year.

Dreyer's Grand Ice Cream, Inc. Savings Plan

Notes to Financial Statements
- - - -------------------------------------------------------------------------------


     ROLLOVER CONTRIBUTIONS
     Subject to the terms of the Plan, the Committee may authorize the Plan trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

     PARTICIPANT ACCOUNT VALUATION
     During 1993 and 1992, each participant's account was valued as of June 30 and December 31 of each calendar year with the current value as of December 31 used for financial statement purposes. Effective July 1, 1994, each participant's account is valued quarterly as of March 31, June 30, September 30 and December 31. The valuation is based on all contributions, withdrawals, investment income, realized and unrealized gains and losses since the previous valuation date.

     PLAN BENEFITS
     Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

     A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

     The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participants' accounts are credited for the return on their investment in proportion to their investment in the respective fund within the Plan.

     During 1993 and 1992, the Plan offered three investment options, a low-risk fund, a balanced fund, and an equity fund. Effective July 1, 1994, the Plan offers five investment options, a short-term investment fund, a balanced fund, an equity fund, a Wells Fargo S&P 500 stock fund, and a Dreyer's stock fund.

     VESTING
     After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

Dreyer's Grand Ice Cream, Inc. Savings Plan

Notes to Financial Statements
- - - --------------------------------------------------------------------------------

     PARTICIPANT LOANS
     The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

     Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

     INVESTMENTS AND INVESTMENT INCOME
     The Plan's assets are valued at the last quoted sales price on the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized appreciation or depreciation for the period is included in the statement of changes in net assets available for plan benefits in the period during which the market value change occurs.

     EXPENSES OF THE PLAN
     The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not settled within 60 days by the Company.


3.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of
     Section 4044 of ERISA.


4.   RECONCILIATION TO FORM 5500

     The other receivable and other liability amounts presented in the December 31, 1993 statement of net assets available for plan benefits, with fund information, are combined and presented as other receivables in the Plan's 1993 Form 5500 filing.

Dreyer's Grand Ice Cream, Inc. Savings Plan

Notes to Financial Statements
- - - --------------------------------------------------------------------------------

     Net assets allocable to terminated employees totaled $42,937 and $44 at December 31, 1993 and 1992, respectively. These amounts have been presented as liabilities of the Plan on the Plan's Form 5500 filing, in accordance with the Form's instructions.

5.   TAX STATUS OF THE PLAN

     During 1986, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Committee is of the opinion that the Plan, together with certain amendments adopted subsequent to receipt of the determination letter, continues to fulfill the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

Dreyer's Grand Ice Cream, Inc.
Savings Plan

Assets Held for Investment at December 31, 1993                                           Schedule I
- - - ----------------------------------------------------------------------------------------------------


Low Risk Fund
                                                          Number of
                                                          Shares or         Cost of          Current
Identity of Issue       Description of Investment         Face Value         Asset            Value
Common Stock
- - - ------------

  Aflac Corp.                     Class A                     380       $   11,221         $   10,830
  Albertson's                     Class A                     600           12,563             16,050
  Allied Signal Inc.              Class A                     200           14,528             15,800
  American Int'l Group            Class A                     150           12,882             13,163
  Amer. Telephone & Telegraph     Class A                     300           15,689             15,750
  Banc One Corp.                  Class A                     440           17,102             17,215
  Bausch & Lomb                   Class A                     300           14,313             15,375
  Cambell Soup Company            Class A                     450           17,048             18,450
  Chubb Corporation               Class A                     150           11,223             11,681
  Colgate Palmolive Company       Class A                     300           14,065             18,713
  Consolidated Rail Inc.          Class A                     300           13,858             20,062
  Cooper Tire & Rubber Co.        Class A                     300            4,500              7,500
  Dillard Dept. Stores            Class A                     450           18,349             17,100
  Echlin Incorporated             Class A                     440           14,558             14,630
  Emerson Electric Company        Class A                     250           12,618             15,063
  Ford Motor Company              Class A                     300           12,171             19,350
  General Electric Company        Class A                     150           11,287             15,731
  GTE Corporation                 Class A                     300            9,038             10,500
  Hannaford Bros. Co.             Class A                     400            7,928              8,600
  Hanson, PLC, ADR                Class A                     700           13,261             14,000
  Hershey Foods                   Class A                     350           14,587             17,150
  Household International         Class A                     300           11,803              9,787
  J. C. Penny Company             Class A                     350           17,461             18,419
  Kimberly Clark Corporation      Class A                     200           10,250             10,375
  Newell Cos Inc.                 Class A                     300           10,538             12,113
  PepsiCo Incorporated            Class A                     400           12,395             16,350
  Pitney Bowes Incorporated       Class A                     400           14,280             16,550
  Primerica Corp. (DEL)           Class A                     400           16,669             15,550
  Procter & Gamble Company        Class A                     250           13,054             14,250
  State Str. Boston Corp.         Class A                     450           11,288             16,875
  Telefonos De Mexico             Class A                     250           15,424             16,875
  Torchmark Corp.                 Class A                     250            8,104             11,250
  Unifi Inc.                      Class A                     500           12,894             13,437
  Walgreen Co.                    Class A                     400           13,882             16,350
                                                                        ----------         ----------
                                                                        $  440,831         $  500,894
                                                                        ----------         ----------
Interest in Pooled Funds
- - - ------------------------

  SEI Liquid Asset Trust        Treasury portfolio      2,205,100       $2,205,100         $2,205,100
                                                                        ----------         ----------

Dreyer's Grand Ice Cream, Inc.
Savings Plan


Assets Held for Investment at December 31, 1993                                  Schedule I (continued)
- - - -------------------------------------------------------------------------------------------------------


Low Risk Fund

                                                              Number of
                                                              Shares or         Cost of       Current
Identity of Issue           Description of Investment         Face Value         Asset         Value

U.S.Government Securities
- - - -------------------------

  FFCB Notes                      5.100%, 3/10/98               100,000      $   99,250      $  100,100

  U.S. Treasury Notes             7.625%, 12/31/94              700,000         713,562         726,691
                                  DTD 12/31/90
                                                                             ----------      ----------
                                                                             $  812,812      $  826,791
                                                                             ----------      ----------
Low Risk Fund Total                                                          $3,458,743      $3,532,785
                                                                             ==========      ==========

Dreyer's Grand Ice Cream, Inc.
Savings Plan

Assets Held for Investment at December 31, 1993                                  Schedule I (continued)
- - - -------------------------------------------------------------------------------------------------------

Balanced Fund

                                                                Number of
                                                                Shares or        Cost of          Current
Identity of Issue                 Description of Investment     Face Value        Asset            Value
Corporate Debt Instruments
- - - --------------------------

  Dillard Dept. Stores Inc.       8.500%, 6/15/96                175,000        $174,016         $189,000
                                  DTD 6/15/91
  J. P. Morgan & Co. Inc.         7.625%, 11/15/98               275,000         298,606          298,920
                                  DTD 11/15/91
  Merrill Lynch & Co. Inc.        6.750%, 3/15/95                100,000          99,875          102,778
                                  DTD 3/15/92
  Phillip Morris Cos. Inc.        7.625%, 2/15/94                 60,000          59,625           60,230
                                  DTD 2/15/91                                   --------         --------

                                                                                $632,122         $650,928
                                                                                --------         --------
Common Stock
- - - ------------

  Aflac Corp.                     Class A                          1,500        $ 44,295         $ 42,750
  Albertson's                     Class A                          2,600          55,395           69,550
  Allied Signal Inc.              Class A                            800          58,039           63,200
  American Int'l Group            Class A                            600          51,555           52,650
  Amer. Telephone & Telegraph     Class A                          1,300          68,378           68,250
  Banc One Corp.                  Class A                          1,900          71,556           74,338
  Bausch & Lomb                   Class A                          1,100          52,581           56,375
  Cambell Soup Company            Class A                          1,700          64,086           69,700
  Chubb Corporation               Class A                            600          44,892           46,725
  Colgate Palmolive Company       Class A                          1,000          44,745           62,375
  Consolidated Rail Inc.          Class A                          1,000          46,195           66,875
  Cooper Tire & Rubber Co.        Class A                          1,000          15,000           25,000
  Dillard Department Stores       Class A                          1,800          70,001           68,400
  Echlin Incorporated             Class A                          1,900          62,799           63,175
  Emerson Electric Company        Class A                            900          46,863           54,225
  Ford Motor Company              Class A                            800          32,456           51,600
  General Electric Company        Class A                            700          51,464           73,412
  GTE Corporation                 Class A                          1,000          30,125           35,000
  Hannaford Bros. Co.             Class A                          1,900          37,658           40,850
  Hanson, PLC, ADR                Class A                          3,000          56,835           60,000
  Hershey Foods                   Class A                          1,400          57,411           68,600
  Household International         Class A                          1,000          39,343           32,625
  J. C. Penny Company             Class A                          1,400          70,035           73,675
  Kimberly Clark Corporation      Class A                            700          34,917           36,311
  Newell Cos. Inc.                Class A                          1,400          49,175           56,525
  PepsiCo Incorporated            Class A                          1,500          45,884           61,313
  Pitney Bowes Incorporated       Class A                          1,600          48,356           66,200
  Primerica Corp. (DEL)           Class A                          1,600          67,116           62,200
  Procter & Gamble Company        Class A                          1,100          59,268           62,700

Dreyer's Grand Ice Cream, Inc.
Savings Plan

Assets Held for Investment at December 31, 1993                                  Schedule I (continued)
- - - -------------------------------------------------------------------------------------------------------

Balanced Fund

                                                          Number of
                                                          Shares or       Cost of          Current
Identity of Issue       Description of Investment         Face Value       Asset            Value

 State Str. Boston Corp.          Class A                    1,700          40,273           63,750
  Telefonos De Mexico             Class A                    1,000          61,695           67,500
  Torchmark Corp.                 Class A                    1,000          32,416           45,000
  Unifi Inc.                      Class A                    2,000          51,857           53,750
  Walgreen Co.                    Class A                    1,500          48,425           61,313
                                                                        ----------       ----------
                                                                        $1,711,089       $1,955,912
                                                                        ----------       ----------
Interest in Pooled Funds
- - - ------------------------

  SEI Liquid Asset Trust          Treasury portfolio       202,800      $  202,800       $  202,800
                                                                        ----------       ----------



U.S. Government Securities
- - - --------------------------

  Fed. Home Loan Bank             5.040%, 8/20/98          200,000      $  198,500       $  199,750
                                  DTD 8/20/93

  Fed. Nat'l Mtg. Assn.           8.200%, 12/23/96         100,000         100,062          109,250
                                  DTD 12/21/89

  FFCB Notes                      5.100%, 3/10/98          150,000         148,875          150,150

  Internat'l Bk for Recon & Dev   8.590%, 9/15/94          150,000         153,562          155,150

  U.S. Treasury Notes             9.000%, 5/15/98           70,000          73,041           80,675

  U.S. Treasury Notes             7.250%, 11/15/96         200,000         201,875          214,312

  U.S. Treasury Notes             6.375%, 6/30/97          400,000         398,988          420,624
                                  DTD 6/30/92
                                                                        ----------       ----------

                                                                        $1,274,903       $1,329,911
                                                                        ----------       ----------

Balanced Fund Total                                                     $3,820,914       $4,139,551
                                                                        ==========       ==========

Dreyer's Grand Ice Cream, Inc.
Savings Plan


Assets Held for Investment at December 31, 1993                                  Schedule I (continued)
- - - -------------------------------------------------------------------------------------------------------

Equity Fund

                                                                Number of
                                                                Shares or        Cost of          Current
Identity of Issue                 Description of Investment     Face Value       Assets            Value
Corporate Debt Instruments
- - - --------------------------

  BP Amer. Inc.                   9.875%, 3/15/04               200,000          $230,468         $252,066
  General Electric Cap. Corp.     8.750%, 5/21/07               150,000           171,540          180,883
  GTE Southwest Inc.              6.540%, 12/01/05              200,000           200,000          201,063
  Merrill Lynch & Co. Inc.        8.000%, 6/01/07               100,000           111,347          111,008
                                  DTD 6/01/92                                    --------         --------

                                                                                 $713,355         $745,020
                                                                                 --------         --------
Common Stock
- - - ------------

  Aflac Corp.                     Class A                         3,600          $106,308         $102,600
  Albertson's                     Class A                         6,400           144,496          171,200
  Allied Signal Inc.              Class A                         2,000           145,203          158,000
  American Int'l Group            Class A                         2,000           173,869          175,500
  Amer. Telephone & Telegraph     Class A                         3,100           165,763          162,750
  Banc One Corp.                  Class A                         4,400           164,295          172,150
  Bausch & Lomb                   Class A                         3,200           156,381          164,000
  Cambell Soup Company            Class A                         4,200           163,315          172,200
  Chubb Corporation               Class A                         1,600           122,312          124,600
  Colgate Palmolive Company       Class A                         2,700           140,901          168,412
  Consolidated Rail Inc.          Class A                         2,500           119,338          167,188
  Cooper Tire & Rubber Co.        Class A                         2,300            34,500           57,500
  Dillard Dept. Stores            Class A                         4,100           156,199          155,800
  Echlin Incorporated             Class A                         4,600           152,069          152,950
  Emerson Electric Company        Class A                         2,600           136,232          156,650
  Ford Motor Company              Class A                         2,500           100,357          161,250
  General Electric Company        Class A                         1,700           138,716          178,287
  GTE Corporation                 Class A                         3,300           110,020          115,500
  Hannaford Bros. Co.             Class A                         4,400            88,608           94,600
  Hanson, PLC, ADR                Class A                         8,000           151,560          160,000
  Hershey Foods                   Class A                         3,400           149,888          166,600
  Household International         Class A                         3,000           118,029           97,875
  J. C. Penny Company             Class A                         3,400           170,187          178,925
  Kimberly Clark Corporation      Class A                         1,700            91,537           88,188
  Newell Cos. Inc.                Class A                         2,500            87,796          100,937
  PepsiCo Incorporated            Class A                         3,900           132,154          159,413
  Pitney Bowes Incorporated       Class A                         4,000           135,310          165,500
  Primerica Corp. (DEL)           Class A                         4,000           168,012          155,500

Dreyer's Grand Ice Cream, Inc.
Savings Plan


Assets Held for Investment at December 31, 1993                              Schedule I (continued)
- - - ---------------------------------------------------------------------------------------------------

Equity Fund

                                                          Number of
                                                          Shares or       Cost of          Current
Identity of Issue       Description of Investment         Face Value       Asset            Value
  Procter & Gamble Company        Class A                     2,600         132,341          148,200
  State Str. Boston Corp.         Class A                     4,100         114,447          153,750
  Telefonos De Mexico             Class A                     2,500         154,238          168,750
  Torchmark Corp.                 Class A                     2,600         111,615          117,000
  Unifi Inc.                      Class A                     5,000         131,823          134,375
  Walgreen Co.                    Class A                     4,000         137,697          163,500
                                                                         ----------       ----------
                                                                         $4,505,516       $4,969,650
                                                                         ----------       ----------
Interest in Pooled Funds
- - - ------------------------

  SEI Liquid Asset Trust          Treasury portfolio        193,200      $  193,200       $  193,200
                                                                         ----------       ----------


U.S. Government Securities
- - - --------------------------

  Fed. Home Loan Mtg.             6.550%, 4/02/03           100,000      $   99,844       $  101,500

  U.S. Treasury Bonds             9.250%, 2/15/16           225,000         240,679          295,944

  U.S. Treasury Bonds             10.750%, 8/15/05          150,000         177,516          209,297

  U.S. Treasury Notes             7.875%, 8/15/01           100,000         107,313          113,813
                                                                         ----------       ----------
                                                                         $  625,352       $  720,554
                                                                         ----------       ----------
Equity Fund Total                                                        $6,037,423       $6,628,424
                                                                         ----------       ----------

Dreyer's Grand Ice Cream, Inc.
Savings Plan


Assets Held for Investment at December 31, 1993                                  Schedule I (continued)
- - - -------------------------------------------------------------------------------------------------------



Loan Fund

                                                                     Number of
                                                                     Shares or        Cost of          Current
Identity of Issue                 Description of Investment         Face Value         Asset            Value

Participant loans                 8.0% to 10.5%,
                                  due 5/28/96
                                  through 12/01/98                      --          $   605,772      $   605,772
                                                                                    -----------      -----------

Loan Fund Total                                                                     $   605,772      $   605,772
                                                                                    ===========      ===========


Total Assets Held for Investment at December 31, 1993                               $13,922,852      $14,906,532
                                                                                    ===========      ===========

Dreyer's Grand Ice Cream, Inc.
Savings Plan

Series of Transactions During the Year Ended
December 31, 1993 in Excess of 5% of the Current
Value of Plan Assets at January 1, 1993                                                                                Schedule V
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          CURRENT
                                                      NUMBER                                              VALUE ON     REALIZED
     PARTY                  DESCRIPTION                 OF         PURCHASE      SELLING       ASSET    TRANSACTION     GAIN/
   INVOLVED                  OF ASSET               TRANSACTIONS    PRICE         PRICE       DISPOSED     DATE        (LOSS)

Imperial Trust Co.   SEI Liquid Asset Trust - treasury   289       $8,016,900        --          --      $8,016,900    $ --
                                                                                                                         --
Imperial Trust Co.   SEI Liquid Asset Trust - treasury   215           --       $7,042,700  $7,042,700    7,042,700

                              INDEX TO EXHIBITS



Exhibit
Number             Description
- - - -------    ---------------------------

23         Consent of Price Waterhouse